

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2013

<u>Via E-mail</u>
Lei Sun
President
Tireless Steps, Inc.
2360 Corporate Circle – Suite 400
Henderson, NV 89074

> **Re: Tireless Steps, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 16, 2013**
> **File No. 000-54920**

Dear Ms. Sun:

We have limited our review of your filing to those issues we have addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please include page numbers in any revised preliminary information statement or definitive information statement.

2. We note that the actions to be taken by written consent include both an increase in authorized common stock from 75 million shares to 250 million shares and a change of the company's name. We further note that you do not disclose the purpose or effects of the name change. Please revise your preliminary information statement to include this information. Refer to Item 19 of Schedule 14A. Additionally, to the extent that you are increasing the number of authorized common shares and/or changing the company's name for the purpose of acquiring another specified company, please include the information required by Items 11, 13, and 14. Refer to Item 1 of Schedule 14C and Note A to Schedule 14A. We may have additional comments after reviewing your response.

Approval to Amend the Articles of Incorporation to Effect a 155:1 Forward Stock Split

Purpose

3. You state that the basis for the forward stock split is that the low number of issued and outstanding shares of your common stock would likely not appeal to brokerage firms. Please disclose that there is no guarantee the forward stock split will cause your common stock to appeal to brokerage firms. Additionally, please discuss the potential effects the forward stock split could have on your stock price as well as how such effects on stock price could potentially affect the appeal of your common stock to brokerage firms. We may have additional comments after reviewing your response.

Certain Risks Associated with the Forward Stock Split

4. In the first two risk factors, you refer to both a potential rise and decline in stock price after the forward stock split. You also refer to a reduction in the number of outstanding shares after the forward stock split. Please reconcile your disclosure regarding the potential rise and decline in stock price, and revise your disclosure to reflect that the forward stock split will result in an increase in the number of outstanding shares, not a reduction.

Statement of Additional Information

5. We note that you incorporate certain information by reference. Please tell us why you believe you are eligible to do so. In your explanation, please separately address the incorporation by reference to previously filed reports and the incorporation by reference to subsequent reports. Refer to Item 1 of Schedule 14C and Note D to Schedule 14A. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Ron McIntyre (*via e-mail*)